UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

John B. Sanfilippo & Son, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

800422 10 7

(CUSIP Number)

Alexander J. May, Esq.

Jenner & Block LLP, 353 N. Clark Street, Chicago, IL 60654

312-840-8659

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Jeffrey T. Sanfilippo
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* PF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 104,635	(Represents (a) 21,856 shares of Class A Stock held directly by Mr. Sanfilippo; (b) 32,609 shares of Class A Stock held by Mr. Sanfilippo as Trustee of the Jeffrey T. Sanfilippo Trust, dated October 4, 1991; and (c) 50,170 shares of Class A Stock held by Mr. Sanfilippo as Trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006.)
	8.	Shared Voting Power 13,832	(Represents 13,832 shares of Common Stock held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997.)
	9.	Sole Dispositive Power 104,635
	10.	Shared Dispositive Power 13,832
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,467
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (3.1% of combined voting power) (1)
14.	Type of Reporting Person* IN

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Jasper B. Sanfilippo, Jr.
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* PF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 105,528	(Represents (a) 11,856 shares of Class A Stock held directly by Mr. Sanfilippo; (b) 5,362 shares of Common Stock held directly by Mr. Sanfilippo; (c) 32,609 shares of Class A Stock held by Mr. Sanfilippo as Trustee of the Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991; and (d) 55,701 shares of Class A Stock held by Mr. Sanfilippo as Co-trustee of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006.)
	8.	Shared Voting Power 1,349,663	(Represents 1,349,663 shares of Class A Stock held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family 2017 Generation-Skipping Trust.)
	9.	Sole Dispositive Power 105,528
	10.	Shared Dispositive Power 1,349,663
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,455,191
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3% (41.8% of combined voting power) (1)
14.	Type of Reporting Person* IN

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons John E. Sanfilippo
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* PF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 122,787	(Represents (a) 40,008 shares of Class A Stock held directly by Mr. Sanfilippo; (b) 32,609 shares of Class A Stock held by Mr. Sanfilippo as Trustee of the John E. Sanfilippo Trust, dated October 2, 1991; and (c) 50,170 shares of Class A Stock held by Mr. Sanfilippo as Trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006.)
	8.	Shared Voting Power 13,832	(Represents 13,832 shares of Common Stock held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997.)
	9.	Sole Dispositive Power 122,787
	10.	Shared Dispositive Power 13,832
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,619
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% (3.6% of combined voting power) (1)
14.	Type of Reporting Person* IN

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons James J. Sanfilippo
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable.
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 9,348	(Represents (a) 8,464 shares of Class A Stock and (b) 884 shares of Common Stock held directly by Mr. Sanfilippo.)
	8.	Shared Voting Power 1,349,663	(Represents 1,349,663 shares of Class A Stock held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family 2017 Generation-Skipping Trust.)
	9.	Sole Dispositive Power 9,348
	10.	Shared Dispositive Power 1,349,663
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,011
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (39.1% of combined voting power) (1)
14.	Type of Reporting Person* IN

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Lisa A. Sanfilippo
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable.
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 82,781	(Represents (a) 32,609 shares of Class A Stock held by Ms. Sanfilippo as Trustee of the Lisa Ann Sanfilippo Trust, dated October 4, 1991 and (b) 50,172 shares of Class A Stock held by Ms. Sanfilippo as Trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 82,781
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,781
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9% (2.4% of combined voting power) (1)
14.	Type of Reporting Person* IN

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Sanfilippo Family 2017 Generation-Skipping Trust
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable.
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,349,663	(Represents 1,349,663 shares of Class A Stock.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,349,663
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,663
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (38.9% of combined voting power) (1)
14.	Type of Reporting Person* OO

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable.
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 32,609	(Represents 32,609 shares of Class A Stock.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 32,609
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,609
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (0.9% of combined voting power) (1)
14.	Type of Reporting Person* OO

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Lisa Ann Sanfilippo Trust, dated October 4, 1991
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable.
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 32,609	(Represents 32,609 shares of Class A Stock.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 32,609
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,609
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (0.9% of combined voting power) (1)
14.	Type of Reporting Person* OO

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Jeffrey T. Sanfilippo Trust, dated October 4, 1991
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable.
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 32,609	(Represents 32,609 shares of Class A Stock.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 32,609
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,609
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (0.9% of combined voting power) (1)
14.	Type of Reporting Person* OO

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons John E. Sanfilippo Trust, dated October 2, 1991
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable.
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 32,609	(Represents 32,609 shares of Class A Stock.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 32,609
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,609
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (0.9% of combined voting power) (1)
14.	Type of Reporting Person* OO

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable.
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 50,170	(Represents 50,170 shares of Class A Stock.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,170
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,170
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (1.4% of combined voting power) (1)
14.	Type of Reporting Person* OO

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* PF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 55,701	(Represents 55,701 shares of Class A Stock.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 55,701
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,701
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (1.6% of combined voting power) (1)
14.	Type of Reporting Person* OO

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons John E. Sanfilippo Irrevocable Trust, dated October 6, 2006
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable.
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 50,170	(Represents 50,170 shares of Class A Stock.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,170
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,170
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (1.4% of combined voting power) (1)
14.	Type of Reporting Person* OO

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Lisa A. Evon Irrevocable Trust, dated October 6, 2006
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable.
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 50,172	(Represents 50,172 shares of Class A Stock.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,172
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,172
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (1.4% of combined voting power) (1)
14.	Type of Reporting Person* OO

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Sanfilippo Family Education Trust, dated October 17, 1997
2.

Check the Appropriate Box if a Member of a Group*

(a)  ☒**

(b)  ☐

**   The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock, which in the aggregate represents 51.0% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable.
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 13,832	(Represents 13,832 shares of Common Stock.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,832
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,832
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (less than 0.1% of combined voting power) (1)
14.	Type of Reporting Person* OO

(1)

Based upon 8,747,575 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 15, 2018, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 28, 2018. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

Introductory Statement

This amendment to Schedule 13D (“Schedule 13D/A” or “Amendment No. 5”) is being filed jointly by the stockholders listed in Item 2 below, and such stockholders are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the Schedule 13D filed with the United States Securities and Exchange Commission on behalf of the Reporting Persons named therein on June 21, 2004, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 (the “Previous 13D”), and thus they are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Schedule 13D/A, each Reporting Person disclaims beneficial ownership of the Common Stock, par value $.01 per share (“Common Stock”), and the Class A Common Stock, par value $.01 per share (“Class A Stock”), of John B. Sanfilippo & Son, Inc. (“JBSS” or the “Company”) beneficially owned by any other Reporting Person.

This joint filing shall serve as an amendment to the Previous 13D. This Amendment No. 5 to the Previous 13D is intended to amend and restate the information contained therein.

The Reporting Persons listed in Item 2 below are filing this Schedule 13D/A to: (i) reflect the renaming of various trusts; (ii) reflect two Reporting Persons no longer being members of group and (iii) make other updates.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the Common Stock of John B. Sanfilippo & Son, Inc., a Delaware corporation, with its principal executive offices at 1703 North Randall Road, Elgin, Illinois 60123-7820. Each Reporting Person (with the exception of the Sanfilippo Family Education Trust, dated October 17, 1997) is the beneficial owner of shares of Class A Stock, which are convertible into shares of Common Stock.

Item 2. Identity and Background.

This Schedule 13D/A is being filed jointly by the individual stockholders set forth below:

Stockholder / Address	Occupation / Employment / Business Address

Jeffrey T. Sanfilippo

Individually, as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997, as Trustee of the Jeffrey T. Sanfilippo Trust, dated October 4, 1991 and as Trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006

1703 North Randall Road

Elgin, Illinois 60123-7820

Chairman of the Board of Directors and Chief Executive Officer of the Company 1703 North Randall Road Elgin, Illinois 60123-7820

Jasper B. Sanfilippo, Jr.

Individually, as Trustee of the Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991, Trustee of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 and as Co-trustee of the Sanfilippo Family 2017 Generation-Skipping Trust

1703 North Randall Road

Elgin, Illinois 60123-7820

Director and Chief Operating Officer, President and Assistant Secretary of the Company 1703 North Randall Road Elgin, Illinois 60123-7820

Stockholder / Address	Occupation / Employment / Business Address

John E. Sanfilippo

Individually, as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997, as Trustee of the John E. Sanfilippo Trust, dated October 2, 1991 and as Trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006

1703 North Randall Road

Elgin, Illinois 60123-7820

N/A 1950 Pratt Boulevard Elk Grove Village, Illinois 60007

James J. Sanfilippo Individually and as Co-trustee of the Sanfilippo Family 2017 Generation-Skipping Trust 1703 North Randall Road Elgin, Illinois 60123-7820	President of the Clear Lam Division of Sonoco Products Company 1950 Pratt Boulevard Elk Grove Village, Illinois 60007

Lisa A. Sanfilippo

Individually and as Trustee of the Lisa Ann Sanfilippo Trust, dated October 4, 1991 and Trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006

1703 North Randall Road

Elgin, Illinois 60123-7820

N/A 1703 North Randall Road Elgin, Illinois 60123-7820

Sanfilippo Family 2017 Generation-Skipping Trust 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Lisa Ann Sanfilippo Trust, dated October 4, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Jeffrey T. Sanfilippo Trust, dated October 4, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

John E. Sanfilippo Trust, dated October 2, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Stockholder / Address	Occupation / Employment / Business Address

Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

John E. Sanfilippo Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Lisa A. Evon Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Sanfilippo Family Education Trust, dated October 17, 1997 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Each Reporting Person above that is a natural person is a citizen of the United States. Each Reporting Person above that is a trust is organized under the laws of the United States and is organized for investment purposes. During the last five years, no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As finalized on September 6, 2018, Jasper B. Sanfilippo and Marian Sanfilippo provided notice to the Reporting Persons that they would no longer be a member of the group of Reporting Persons. Jasper B. Sanfilippo and Marian Sanfilippo provided such notice for connection with succession and estate planning purposes. As of September 6, 2018 Jasper B. Sanfilippo and Marian Sanfilippo no longer owned any shares of Class A Stock.

Item 4. Purpose of Transaction.

As described in Item 3, Jasper B. Sanfilippo and Marian Sanfilippo are no longer members of the group. The changes were made for succession and estate planning purposes.

Except for such actions as may be taken by the Reporting Persons in their capacity as members of the Board of Directors of JBSS or as members of management of JBSS, none of the Reporting Persons have any plans or proposals which relate to or would result in:

(a)    The acquisition by any person of additional securities of JBSS, or the disposition of securities of JBSS;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving JBSS or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of JBSS or any of its subsidiaries;

(d)    Any change in the present board of directors or management of JBSS, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of JBSS;

(f)    Any other material change in JBSS’s business or corporate structure;

(g)    Changes in JBSS’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of JBSS by any person;

(h)    Causing a class of securities of JBSS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of JBSS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)    Any action similar to any of those enumerated above.

The possible activities of any of the Reporting Persons are subject to change at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)    The Reporting Persons, as members of a group, are deemed to beneficially own an aggregate of 1,768,496 shares of Class A Stock and 20,078 shares of Common Stock. This represents 68.0% of the total outstanding shares of Class A Stock and 17.0% of the total outstanding shares of Common Stock, assuming the conversion of all such shares of Class A Stock into an equal number of shares of Common Stock.

The holders of Common Stock are entitled to elect one-fourth of the members of the Company’s Board of Directors, rounded up to the nearest whole number. The holders of Class A Stock are entitled to elect the remaining directors. With respect to all matters other than the election of directors or any matters for which class voting is required by law, the holders of Common Stock and the holders of Class A Stock vote together as a single class, with the holders of Common Stock entitled to one vote per share of Common Stock and the holders of Class A Stock entitled to ten votes per share of Class A Stock.

Based on the relative voting rights of the Class A Stock and Common Stock, the Reporting Persons have or share 51.0% of the total outstanding voting power of the common equity of the Company. The stock ownership and the sole and shared voting and dispositive power of each Reporting Person is as follows:

Reporting Person	Sole Voting and Dispositive Power of Class A Stock	Shared Voting and Dispositive Power of Class A Stock	Total Percent of Class A Stock	Sole Voting and Dispositive Power of Common Stock	Shared Voting and Dispositive Power of Common Stock	Total Percent of Common Stock(1)	Voting Power of Common Equity(2)
Jeffrey T. Sanfilippo(3)	104,635	—	4.0%	—	13,832	1.3%	3.1%

Jasper B. Sanfilippo, Jr.(3)(4)	100,166	1,349,663	55.8%	5,362	—	14.3%	41.8%

John E. Sanfilippo(2)(3)	122,787	—	4.7%	—	13,832	1.5%	3.6%

James J. Sanfilippo(4)	8,464	1,349,663	52.3%	884	—	13.4%	39.1%

Lisa A. Sanfilippo(3)	82,781	—	3.2%	—	—	0.9%	2.4%

Sanfilippo Family 2017 Generation-Skipping Trust(4)	1,349,663	—	52.0%	—	—	13.4%	38.9%

Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991(1)	32,609	—	1.3%	—	—	0.4%	0.9%

Lisa Ann Sanfilippo Trust, dated October 4, 1991(1)	32,609	—	1.3%	—	—	0.4%	0.9%

Jeffrey T. Sanfilippo Trust, dated October 4, 1991(1)	32,609	—	1.3%	—	—	0.4%	0.9%

John E. Sanfilippo Trust, dated October 2, 1991(1)	32,609	—	1.3%	—	—	0.4%	0.9%

Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006(3)	50,170	—	1.9%	—	—	0.6%	1.4%

Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006(3)	55,701	—	2.1%	—	—	0.6%	1.6%

John E. Sanfilippo Irrevocable Trust, dated October 6, 2006(3)	50,170	—	1.9%	—	—	0.6%	1.4%

Lisa A. Evon Irrevocable Trust, dated October 6, 2006(3)	50,172	—	1.9%	—	—	0.6%	1.4%

Sanfilippo Family Education Trust, dated October 17, 1997(2)	—	—	—	13,832	—	0.2%	0.1%

Total Group of Reporting Persons(1)(2)(3)(4)	1,768,496	1,349,663	68.0%	20,078	13,832	17.0%	51.0%

(1)

The percentage of Common Stock beneficially owned by each Reporting Person assumes the conversion of all shares of Class A Stock held by such Reporting Person into an equal number of shares of Common Stock.

(2)

The percentage of voting power of the common equity beneficially owned by each Reporting Person assumes no conversion of Class A Stock into Common Stock and is calculated based on voting power of ten votes per share of Class A Stock.

(3)

Jeffrey T. Sanfilippo and John E. Sanfilippo are the Co-trustees of the Sanfilippo Family Education Trust, dated October 17, 1997. In their capacity as Co-trustees, Jeffrey T. Sanfilippo and John E. Sanfilippo share voting and dispositive power over the 13,832 shares of Common Stock held in the Sanfilippo Family Education Trust, dated October 17, 1997.

(4)

Jasper B. Sanfilippo, Jr. and James J. Sanfilippo are the Co-trustees of the Sanfilippo Family 2017 Generation-Skipping Trust. In their capacity as Co-trustees of the Sanfilippo Family 2017 Generation-Skipping Trust, Jasper B. Sanfilippo, Jr. and James J. Sanfilippo share voting and dispositive power over the 1,349,663 shares of Class A Stock held in the Sanfilippo Family 2017 Generation-Skipping Trust.

(c)    On August 30, 2018, Jeffrey T. Sanfilippo sold 8,108 shares of Common Stock at prices ranging from $71.00 to $71.12.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

(1)    Pursuant to the Restated Certificate of Incorporation of John B. Sanfilippo & Son, Inc. (the “Restated Certificate”), among other things:

(i)

So long as there is Class A Stock outstanding, holders of Common Stock and Class A Stock will vote together as one class with respect to all matters to be voted on by JBSS’s stockholders, except (a) as required by law; (b) in connection with the election of any directors or class of directors elected by any series or class of preferred stock; or (c) the holders of Common Stock and any class or series of preferred stock granted the right to so vote, voting together as a separate class and excluding the holders of Class A Stock, are entitled to elect a number (rounded to the highest whole number in the case of a fraction) of directors equal to one-fourth (1/4) of the total number of directors constituting the entire Board of Directors while the holders of Class A Stock are entitled to elect the rest of the directors;

(ii)	Each record holder of Class A Stock is entitled at any time to convert any or all of the shares of such Class A Stock into an equal number of shares of Common Stock;

(iii)

Upon the sale, assignment, pledge or other transfer of any shares or any interest in shares of Class A Stock, other than a “Permitted Transfer” as described in Part 4(b) of Subdivision II of the Restated Certificate, all such transferred shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock; and

(iv)

All outstanding shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock upon the date on which the number of outstanding shares of Class A Stock constitutes less than 12.5% of the total number of outstanding shares of Common Equity (as defined in the Restated Certificate).

(2)    The following table more specifically describes the Sanfilippo Family 2017 Generation-Skipping Trust, by identifying the name of the trust, the Trustees of the trust, the grantor of the trust, the beneficiaries of the trust and the number of shares of Class A Stock held by the trust. The Trustees of the trust, Jasper B. Sanfilippo, Jr. and James J. Sanfilippo, have the authority to vote, or to direct the vote of, and to dispose, or to direct the disposition of, the 1,349,663 shares of Class A Stock held by the trust.

Trust	Trustees	Grantor	Beneficiaries	Number of Shares
Sanfilippo Family 2017 Generation-Skipping Trust	Jasper B. Sanfilippo, Jr. and James J. Sanfilippo	Marian R. Sanfilippo	All descendants of Marian R. Sanfilippo who shall be living from time to time during the period of the trust	1,349,663

During the lifetime of the Grantor of the trust (Marian R. Sanfilippo), the beneficiaries under the trust may be paid the income of the trust, including that derived from shares of Class A Stock, as the Trustees determine to be required or advisable based upon certain criteria. The beneficiaries under the trust have the right to receive the shares of JBSS held in trust under certain circumstances as provided in the trust agreement. Currently, the percentage of the shares of JBSS held in trust for the respective beneficiaries exceeds five percent of the total number of outstanding shares of Common Stock.

(3)    The Sanfilippo Family 2017 Generation-Skipping Trust, entered into various commercial agreements with lending institutions. Pursuant to such agreements, Jasper B. Sanfilippo, Jr. and James J. Sanfilippo pledged as security 500,000 of the 1,349,663 shares of Class A Stock contained in the Sanfilippo Family 2017 Generation-Skipping Trust, that they both beneficially own as Co-trustees.

If the Sanfilippo Family 2017 Generation-Skipping Trust (or Jasper B. Sanfilippo, Jr. and/or James J. Sanfilippo as Co-trustees) defaults on any of its obligations under the Security Agreement or the related loan documents pursuant to which it has pledged its shares, the other parties to the agreements may have the right to foreclose upon and sell the pledged shares.

In addition to the Sanfilippo Family 2017 Generation-Skipping Trust, Jeffrey T. Sanfilippo has pledged 50,170 shares of Class A Stock contained in the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006 and John E. Sanfilippo has pledged 40,0008 shares of Class A Stock he holds directly.

The Reporting Persons may pledge additional shares in the future.

(4)    The Reporting Persons have an oral understanding with Michael J. Valentine and Mathias A. Valentine, beneficial owners of 828,930 shares of Class A Stock (the “Valentine Group”), not to cumulate their votes for the election of Class A Directors and to vote in a reciprocal fashion for each of the other’s nominated Class A Directors.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2018

JEFFREY T. SANFILIPPO

By:	/s/ JEFFREY T. SANFILIPPO

Jeffrey T. Sanfilippo, Individually, as Co-trustee of the Sanfilippo Family Education Trust, dated October 17, 1997, Trustee of the Jeffrey T. Sanfilippo Trust, Dated October 4, 1991 and Trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006

JOHN E. SANFILIPPO

By:	/s/ JOHN E. SANFILIPPO
John E. Sanfilippo, Individually and as Trustee of the John E. Sanfilippo Trust, dated October 2, 1991 and Trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006

JASPER B. SANFILIPPO, JR.

By:	/s/ JASPER B. SANFILIPPO, JR.

Jasper B. Sanfilippo, Jr., Individually, as Trustee of the Jasper B. Sanfilippo, Jr. Trust Dated September 23, 1991, Trustee of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 and as Co-trustee of the Sanfilippo Family 2017 Generation-Skipping Trust

JAMES J. SANFILIPPO

By:	/s/ JAMES J. SANFILIPPO
James J. Sanfilippo, Individually and as Co-trustee of the Sanfilippo Family 2017 Generation-Skipping Trust

LISA A. SANFILIPPO

By:	/s/ LISA A. SANFILIPPO
Lisa A. Sanfilippo, Individually and as Trustee of the Lisa Ann Sanfilippo Trust, Dated October 4, 1991 and Trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006